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Michael G. Doherty

T +1 212 497 3612

michael.doherty@ropesgray.com

October 27, 2022

VIA EDGAR

Ms. Lisa Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Carlyle AlpInvest Private Markets Fund (the “Fund”)
(File Nos. 333-264983, 811-23805)

Dear Ms. Larkin:

Thank you for your oral comments provided on October 19, 2022, relating to the staff of the Securities and Exchange Commission’s (the “Commission”) review of Pre-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2 (“Amendment No. 2”), filed with the Commission on October 5, 2022.

The staff’s comments are summarized below to the best of our understanding, followed by the Fund’s responses. Applicable changes will be reflected in Pre-Effective Amendment No. 3 to the Fund’s registration statement on Form N-2 (“Amendment No. 3”), which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the filing of Amendment No. 2. Capitalized terms not otherwise defined herein have the meanings set forth in Amendment No. 3.

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1.	Comment: Please delete the reference to “capital commitments” in the Fund’s 80% policy.

Response: The Fund has made the requested change.

2.

Comment: The staff notes that the disclosure on page 102 of the Statement of Additional Information states that the Fund’s purchase terms are subject to change at the Fund’s discretion. Please confirm in correspondence that this disclosure does not apply to the terms under which the Board may waive the Fund’s minimum initial investment.

Response: The Fund so confirms.

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We hope the foregoing responses adequately address the staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (212) 497-3612.

Very truly yours,

/s/ Michael G. Doherty
Michael G. Doherty, Esq.

cc:	Cameron Fairall, AlpInvest Private Equity Investment Management, LLC

Gregory C. Davis, Ropes & Gray LLP

Michelle Huynh, Ropes & Gray LLP